SHARE PURCHASE AGREEMENT

         This Agreement is made as of the 15th day of June, 2004 between Pioneer Funds Distributor, Inc., a Delaware corporation ("PFD"), and Pioneer Short Term Income Fund, a Delaware statutory trust (the "Trust").

         WHEREAS, the Trust wishes to sell to PFD, and PFD wishes to purchase from the Trust, $200,000 of shares of beneficial interest of the Trust (20,000 shares at a purchase price of $10.00 per share (collectively, the "Shares")); and

         WHEREAS, PFD is purchasing the Shares for the purpose of providing the initial capitalization of the Trust as required by the Investment Company Act of 1940;

         NOW, THEREFORE, the parties hereto agree as follows:

         1. Simultaneously with the execution of this Agreement, PFD is delivering to the Trust a check in the amount of $200,000 in full payment for the Shares.

         2. PFD agrees that it is purchasing the Shares for investment and has no present intention of redeeming or reselling the Shares.

         3. PFD further agrees that it may not withdraw the Shares from the Trust for the first two years and at a rate, which at any time during the Trust's next three years of operations, exceeds in the aggregate $2,777.78 per month.

         Executed as of the date first set forth above.

                                     PIONEER FUNDS DISTRIBUTOR, INC.


                                     /s/ Steven M. Graziano
                                     ----------------------
                                     By:   Steven M. Graziano
                                     Its:  Director and Executive Vice President


                                     PIONEER SHORT TERM INCOME FUND

                                     /s/ Osbert M. Hood
                                     -------------------
                                     By:   Osbert M. Hood
                                     Its:  Executive Vice President